

June 11, 2010

Lisan Rahman
Chairman of the Board of Directors & CEO
Ciglarette, Inc.
19924 Shallow Creek Loop
Manassas, VA 20109

> **Re:** **Ciglarette, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed June 9, 2010**
> **File No. 333-166343**

Dear Mr. Rahman:

We have reviewed your amended registration statement and accompanying response letter, and have the following additional comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you are registering a significant number of your outstanding shares for resale. Due to the significant number of shares being registered and the fact that many of them were issued recently, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include the following among any other relevant factors:

   • The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares;

- An explanation of the relationship between the company and each of the selling shareholders;

- Any relationships among any of the selling shareholders; and

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Jay Knight, Attorney- Advisor, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

                                   Sincerely,

                                   /s/ Celeste M. Murphy

                                   for Larry Spirgel
                                   Assistant Director

cc: via fax at (732) 577-1188
         Gregg E. Jaclin, Esq.
         (Anslow & Jaclin, LLP)